

Mail Stop 3233

May 30, 2018

Via E-mail
Peter M. Mavoides
President and Chief Executive Officer
Essential Properties Realty Trust, Inc.
47 Hulfish Street, Suite 210
Princeton, New Jersey 08542

> **Re:** **Essential Properties Realty Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed May 25, 2018**
> **File No. 333-225215**

Dear Mr. Mavoides:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your acquisitions from January 1, 2018 to May 18, 2018 and your probable acquisitions. Please tell us how you determined you have complied with Rule 3-14 of Regulation S-X. In your response, please provide us with your significance test calculations.

Schedule III, page F-36

2. We note your response to comment 8 from our letter dated March 20, 2018. We continue to note that your reconciliations on page F-45 include unlabeled line items. Please revise your reconciliations to include a description for the unlabeled line items. Refer to Rule 12-28 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Rosenbaum Cooper, Staff Accountant, at 202-551-3396 or Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter Berkheimer, Staff Attorney, at 202-551-3758 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Bartholomew A. Sheehan, III
        Sidley Austin LLP
        Via E-mail